January 10, 2012

BY FACSIMILE AND EDGAR SUBMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 4631

Washington, D.C. 20549-7010

Attn.: Mr. John Cash, Accounting Branch Chief

Re:	RTI International Metals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-14437

Dear Mr. Cash:

Enclosed please find our responses to the comments set forth in the letter dated December 23, 2011 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced document. References to the “Company”, “we”, or “our” in this letter refer to RTI International Metals, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses and supplemental information are in regular type.

Securities and Exchange Commission

January 10, 2012

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 1

Patents and Trademarks, page 7

1.	In future filings, please disclose the duration of your patents and discuss their importance to each segment. See Item 101(e)(1)(iv) of Regulation S-K.

Response:

We will include these disclosures in future annual filings beginning with our Annual Report on Form 10-K for the year ended December 31, 2011.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20

2.	In future annual and quarterly filings, please expand your results of operations to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

•	Quantify volumes shipped and averaged realized selling prices per volume sold for each period presented and discuss the reasons for changes in each amount during each period;

Response:

In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2011, we will provide additional disclosure to quantify volumes shipped and average realized selling prices per volume sold for the Titanium Group for each period presented and discuss the reasons for changes in each amount during each period. An example of our enhanced disclosure for the Titanium Group is set forth below. The nature and variety of products sold by both the Fabrication and Distribution Groups, as well as the Groups’ varied selling strategies (i.e., per each, per ship set, per pound, per foot, etc.), do not lend themselves to a comprehensive price per volume analysis. As such, we believe that any attempt to provide such disclosure would not provide significant benefit to our investors and other users of the quarterly and annual filings.

Net Sales. Net sales for our reportable segments, excluding intersegment sales, for the years ended December 31, 2011 and 2010 is summarized in the following table:

	Years Ended December 31,		$ Increase/	% Increase/
(Dollars in millions)	2011	2010	(Decrease)	(Decrease)
Titanium Group	x.x	x.x	x.x	x.x
Fabrication Group	x.x	x.x	x.x	x.x
Distribution Group	x.x	x.x	x.x	x.x

Total consolidated net sales	x.x	x.x	x.x	x.x

Excluding the $15.4 million payment recognized in 2010 related to the resolution of Airbus’ 2009 contractual obligations, the Titanium Group’s net sales increased $xx.x million. This increase was primarily the result of an increase in average realized selling prices to $xx.xx per pound in 2011 from $xx.xx per pound in 2010, coupled with an

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January 10, 2012

increase in prime mill product sales to x.x million pounds in 2011 from x.x million pounds in 2010. The primary driver for the increase in average realized selling prices was that the 2011 mix contained a higher percentage of flat products as opposed to forged products, and flat products generally carry higher overall prices relative to forged products. The increasing aircraft build rates by both Airbus and Boeing are the primary drivers of the increasing mill product volume.

Excluding the $4.2 million of nonrecurring engineering funds recognized in the prior year related to the Boeing 787 Dreamliner® program, the Fabrication Group’s net sales increased $x.x million, principally as a result of a $x.x million increase in commercial aerospace sales driven by the ramp up of Boeing 787 Dreamliner® production. Additionally, sales to our military customers increased $x.x million due to strong demand from programs such as the C-17, F-15, F-18, JSF, and various helicopter programs. These increases were partially offset by a reduction in sales to our energy market customers totaling $x.x million which was the result of the delivery of several engineered components supporting the containment of the oil spill in the Gulf of Mexico during 2010.

The Distribution Group’s net sales increased $x.x million from the prior year. The increase in the Distribution Group’s net sales was primarily related to strong demand for the Group’s titanium products from the commercial aerospace market, primarily Airbus and its related supply chain, which resulted in a $xx.x million increase in net sales during the current year. Additionally, strengthening demand for the Group’s specialty metals products, which are primarily nickel-based specialty alloys used in the commercial aerospace and defense markets, resulted in a $xx.x million increase in net sales during the current year.

•

Quantify and discuss the reasons for changes in total and segment gross profit margins, as well as average costs per volume sold, for each period presented. Address the main cost drivers affecting cost of sales, including how these costs impacted gross profit margins for the periods presented, and management’s expectation of how these costs may impact future results. Your disclosure should include a discussion of your significant raw materials and the extent to which your results of operations have been or are expected to be impacted by changes in the prices of these raw materials;

Response:

In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2011, we will provide additional disclosure to quantify and discuss the reasons for changes in total and segment gross profit margin, address the main cost

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January 10, 2012

drivers affecting cost of sales, and our expectation of how these costs may impact our future results. An example of such disclosure is set forth below:

Gross Profit. Gross profit for our reportable segments for the years ended December 31, 2011 and 2010 is summarized in the following table:

Years Ended December 31,
	2011		2010
(Dollars in millions)	$	% of Sales	$	% of Sales	$ Increase/ (Decrease)	% Increase/ (Decrease)
Titanium Group	x.x	x.x	x.x	x.x	x.x	x.x
Fabrication Group	x.x	x.x	x.x	x.x	x.x	x.x
Distribution Group	x.x	x.x	x.x	x.x	x.x	x.x

Total consolidated gross profit	x.x		x.x		x.x	x.x

Excluding the $15.4 million payment recognized in 2010 related to the resolution of Airbus’ 2009 contractual obligations, total consolidated gross profit margin increased to xx.x% in 2011 from xx.x% in 2010. The primary driver of the increase in our consolidated gross profit margin was the improvement in the Titanium Group’s gross profit margin during the year as discussed below.

Excluding the $15.4 million payment recognized in 2010 related to the resolution of Airbus’ 2009 contractual obligations, the Titanium Group’s gross profit margin increased to xx.x% in 2011 from xx.x% in 2010. The increase in our gross profit margin was primarily related to higher average realized selling prices, as noted above, coupled with a decrease in average cost per pound to $xx.xx in the 2011 from $xx.xx in 2010. The decrease in average cost per pound was principally related to relatively stable raw material costs and the significant operating leverage generated by increased sales volumes during the year.

The Fabrication Group’s gross profit margin increased to xx.x% in 2011 from xx.x% in 2010. Gross profit margin in the current period was favorably impacted x.x% due to strong military market sales related to programs such as the C-17, F-15, F-18, JSF, and various helicopter programs. Additionally, gross margin was favorably impacted x.x% due to the ramp up in the Boeing 787 Pi Box program. Offsetting these favorable impacts to the current year gross profit margin, the gross profit margin for 2010 was favorably impacted x.x% related to the completion of several engineered components to support the containment of the oil spill in the Gulf of Mexico.

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January 10, 2012

The Distribution Group’s gross profit margin increased to xx.x% in 2011 from xx.x% in 2010. The increase in gross profit margin for the Distribution Group in the current period was primarily related to strong demand from the commercial aerospace and defense industries for the Group’s titanium products, which increased gross profit margin x.x%.

Our primary raw materials in the production of titanium are titanium sponge and titanium scrap. During recent years, the cost of titanium sponge has been relatively stable; however, due to shortages of rutile ore and other input costs, we currently expect that our titanium sponge costs will increase in the range of x% - x% in 2012. We currently expect we will be able to pass a portion of this increase on to our customers. Titanium scrap has increased significantly in price over the last year; however, since we revert virtually all our internally generated scrap back into our melting process and purchased scrap is not currently a significant part of our raw material strategy, this increase has not had, nor is it currently forecasted to have, a significant impact on our cost of goods sold in the future.

•	Quantify and discuss the underlying factors you attribute to the significant changes in selling, general and administrative expenses as a percentage of sales;

Response:

In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2011, we will provide additional disclosure to quantify and discuss the underlying factors attributable to the significant changes in selling, general, and administrative expenses as a percentage of sales. An example of such disclosure is set forth below:

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses (“SG&A”) for our reportable segments for the years ended December 31, 2011 and 2010 is summarized in the following table:

Securities and Exchange Commission

January 10, 2012

Years Ended December 31,
	2011		2010
(Dollars in millions)	$	% of Sales	$	% of Sales	$ Increase/ (Decrease)	% Increase/ (Decrease)
Titanium Group	x.x	x.x	x.x	x.x	x.x	x.x
Fabrication Group	x.x	x.x	x.x	x.x	x.x	x.x
Distribution Group	x.x	x.x	x.x	x.x	x.x	x.x

Total consolidated SG&A	x.x		x.x		x.x	x.x

The decrease in SG&A as a percent of sales is primarily due to the leverage gained through the previously noted increase in sales, partially offset by an increase of $x.x million in incentive compensation during the current year.

•	Quantify and discuss the reasons for changes in your effective interest rate that impacted interest expense between comparable periods;

Response:

In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2011, we will provide additional disclosure to quantify and discus the reasons for changes in our effective interest rate that impacted interest expense between comparable periods. An example of such disclosure is set forth below:

Changes in our effective interest rate between the comparable periods were due to the length of time our debt was outstanding.

During the year ended December 31, 2010, we generally had little or no debt outstanding. On December 14, 2010, we issued $230 million aggregate principal amount of 3.000% Convertible Senior Notes due December 15, 2015 (the “Notes”). Interest on the Notes is being recorded using the Interest Method. At the time of issuance of the Notes, we determined a similar straight-rate debt instrument had an interest rate of 8.675%. As a result, during the year ended December 31, 2010, we recognized interest expense totaling $x.x million related to the Notes.

During the year ended December 31, 2011, we recognized interest expense totaling $x.x million related to the Notes as they were outstanding for the full year.

Securities and Exchange Commission

January 10, 2012

•	Quantify and discuss changes in your effective income tax rate from period-to-period.

Response:

In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2011, we will provide additional disclosure to quantify and discuss changes in our effective income tax rate from period-to-period. An example of such disclosure is set forth below:

We recognized income tax expense of $x.x million, or xx.x% of pre-tax income, during the year ended December 31, 2011 compared to income tax expense of $x.x million, or xx.x% of pretax income, for the year ended December 31, 2010. Our effective income tax rate was decreased x.x% in 2011 compared to the prior year as a result of improved results at our foreign operations, principally our operations in Canada. The effect of foreign operations include the impact of the lower foreign statutory rates that are applied to income or losses generated outside the U.S. State income taxes increased our effective income tax rate x.x% in 2011 compared to the prior year. The effect of adjustments to unrecognized tax benefits and the manufacturing deduction reduced our effective income tax rate x.x% and x.x%, respectively, in 2011 compared to 2010.

Please include your proposed disclosures in your response.

Our responses above include proposed disclosures as requested.

Critical Accounting Policies, page 31

Goodwill, page 31

3.	Please explain to us, and revise future filings to address, if or how you consider your market capitalization, relative to your net book value, in evaluating goodwill impairment, including the reasonableness of your fair value estimates. Please also explain to us any other qualitative and quantitative factors you consider in your analysis.

Response:

When evaluating goodwill for potential impairment, we consider market capitalization relative to book value, including a reconciliation of the fair value of our reporting units to our market capitalization. We noted in our response dated August 7, 2009 to your letter dated July 31, 2009 that if our market capitalization is significantly less than our shareholders’ equity, which may indicate that our goodwill is not recoverable, we will provide our market capitalization as of the end measurement date, make a statement as to whether the aggregate fair value of our reporting units exceeds our market capitalization, and address the significant factors we believe give rise to the differences.

At October 1, 2010, our most recent annual goodwill impairment testing date for our

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January 10, 2012

2010 Annual Report on Form 10-K, our market capitalization was $910.9 million and our net book value was $691.8 million. As our market capitalization significantly exceeded our shareholders’ equity at that time, we did not include these disclosures in our Annual Report on Form 10-K for the year ended December 31, 2010.

The following are the most significant qualitative factors we consider when preparing our fair value analyses:

•

Our business has a strong backlog and relies heavily on long-term contracts and pricing which extends out over the next eight to ten years. We currently have long-term agreements in place with both Boeing and Airbus, both of whom currently have a production backlog in excess of seven years and are ramping up aircraft production to meet current demand.

•

For a significant portion of titanium sponge purchases, our primary raw material supply to support these contracts, we have long-term supply agreements starting in 2012 to 2013 and lasting through 2021 that significantly reduce the price volatility of our primary raw material.

•

The overall long-term prospects for titanium are strong. Titanium is and will remain a key material used within the commercial aerospace and defense markets due to the continued increased use of titanium in airframes and in jet engines, as well as in artillery weapons systems and armored vehicles. Titanium is growing in its use due to the metal’s high strength, low weight, compatibility with composites, and noncorrosive qualities. As a result of our current position as a supplier on the long-term programs noted above, we will be in a position going forward to leverage these relationships as new opportunities related to titanium use within the commercial aerospace and defense markets arise.

•

We have an integrated business model. As an integrated supplier, we maintain a breadth of capabilities that span the production cycle for highly-engineered titanium and specialty metal components. Unlike other suppliers of titanium and various specialty metals, we provide our customers with solutions spanning the value stream, from titanium mill products to major assembly design, kitting, and system integration. As a result of our participation throughout the supply chain value stream, especially our unique fabrication capabilities, we believe that we offer significant structural advantages as aircraft production increases and continued design enhancements, as well as cost containment initiatives, drive demand for fabricated titanium parts. This demand and operating leverage should serve to drive our revenue growth and profitability during the coming period of build-rate expansion.

In future filings, we will revise our Goodwill Critical Accounting Policy to disclose that

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January 10, 2012

we consider market capitalization relative to book value in evaluating goodwill for impairment, that the evaluation includes consideration of both quantitative and qualitative factors, and provide a listing of the most significant factors considered when performing the evaluation. Further, as we have noted above, we will provide additional disclosure as described in the event that our market capitalization is less than our shareholders’ equity.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me by phone at (412) 893-0083.

Sincerely,

/s/ William T. Hull
Senior Vice President and Chief Financial Officer

cc:	Dale Welcome
Dawne S. Hickton
Chad Whalen, Esq.
Jennifer R. Minter, Esq.